EXHIBIT 99.1
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[LOGO - CANADIAN NATURAL]
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                  CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
                PUBLIC HEARING DATE FOR HORIZON OIL SANDS PROJECT
            CALGARY, ALBERTA - JUNE 17, 2003 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") is pleased to announce that the Alberta Energy and Utilities Board ("EUB") and Alberta Environment in co-operation with other Provincial and Federal Regulatory Agencies has deemed Canadian Natural's Horizon Oil Sands Project Application as being complete. Hearings on the Horizon Oil Sands Project ("Horizon Project") will commence on September 2, 2003. "We are very pleased with this announcement by the EUB and look forward to the hearing process. We are on track for final regulatory approvals by the end of 2003," commented Allan Markin, Chairman.

Canadian Natural will complete the majority of the second phase of engineering, the Design Basis Memorandum by July 2003. Cost estimates to date are not materially different to the original estimate of $4.9 billion for completion of the first phase of the Horizon Project. The next phase of engineering, the Engineering Design Specification will commence this summer with completion expected in 2004.

With respect to the Canadian Government's implementation plan for the Kyoto Protocol, Canadian Natural continues to work together with the Federal Government to gain the necessary clarity on post-2012 implementation methodologies. The Company is hopeful that it will obtain the required clarity in time for the Board of Director's decision scheduled to occur subsequent to the completion of the Engineering Design Specification. Project construction can begin immediately after the Board of Director's decision.

The current commodity price environment is enabling further strengthening of Canadian Natural's already strong balance sheet, which, combined with future free cash flow is providing Canadian Natural with the flexibility to complete the Horizon Project with 100% working interest. However, Canadian Natural continues to examine other funding arrangements including multi-year commodity price hedging in addition to business and/or joint venture partners. Canadian Natural intends to retain the highest ownership in the project, while maintaining its current debt ratings (Moody's Baa1, S&P BBB+). The world class Horizon Project is projected to have production onstream in 2008 at 110,000 bbls/d, with Phase 2 increasing production in 2010 to 155,000 bbls/d and Phase 3 in 2012 increasing production to 232,000 bbls/d of light sweet synthetic oil, with no declines for over 40 years. The Horizon Project adds significant value for Canadian Natural shareholders.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

For more information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8


                                                                 ALLAN P. MARKIN
                                                                        Chairman
     TELEPHONE:        (403) 514-7777
     FACSIMILE:        (403) 517-7370                           JOHN G. LANGILLE
     EMAIL:            investor.relations@cnrl.com                     President
     WEBSITE:          www.cnrl.com
                                                                   STEVE W. LAUT
                                                         Chief Operating Officer
     TRADING SYMBOL - CNQ
     Toronto Stock Exchange                                      COREY B. BIEBER
     New York Stock Exchange                                            Director
                                                              Investor Relations



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Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
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